SOL Strategies Celebrates One-Year Anniversary of Transformation to a Solana DAT++

Company Launches Digital Asset Treasury Plus Strategy While Achieving Nasdaq Listing

TORONTO, September 16, 2025 - SOL Strategies Inc. (CSE: HODL) (Nasdaq: STKE) ("SOL Strategies" or the "Company"), a publicly traded Canadian company focused on investing in and providing infrastructure for the Solana blockchain ecosystem, marks the one-year anniversary of its strategic transformation from a Bitcoin holding company to North America's first publicly traded enterprise dedicated to the Solana ecosystem. The transformation has delivered shareholder value while establishing new categories of institutional blockchain participation through the Company's DAT++ model.

"Twelve months ago, we didn't just pivot our strategy, we developed an entirely new business model within the digital asset treasury space," said CEO Leah Wald. "Our DAT++ approach combines traditional treasury holdings with infrastructure-driven validator revenues, creating dual revenue engines that compound growth. What makes this transformation remarkable is that we've built this comprehensive operation from essentially a blank canvas, assembling a world-class team while achieving a Nasdaq cross-listing."

Financial Performance Milestones

Treasury Growth: Solana treasury expanded from $0 SOL holdings as of March 31, 2024, to $144 million, holding 435,064 SOL tokens with total assets reaching $164 million.

Profitability Achievement: Achieved $800,000 adjusted EBITDA in Q3 2025, demonstrating the effectiveness of the DAT++ model's dual revenue approach.

Financial data available on the Company's SEDAR+ profile at www.sedarplus.ca and investor relations page at https://solstrategies.io/investors/, see page 16 of  the Company's Management Discussion and Analysis for the Three and Nine Months ended June 30, 2025.

The DAT++ Competitive Advantage

Developed the DAT++ approach, combining digital asset treasury holdings with validator infrastructure operations to create dual revenue streams that compound growth at nearly double traditional staking-only models.

Operational Milestones

Validator Network: Operates over CAD $1.24 billion in delegated SOL across five validators, managing 3.73 million SOL tokens with over 12,000 unique staking participants.

Source: Delegated SOL valuations calculated using SOL = $332 CAD as of 11:30am ET September 12, 2025.

Technology Leadership: One of the first validators running Firedancer, launched the first native Solana staking mobile app, developed multiple open-source packages adopted across the Solana ecosystem, and created Dune dashboard reporting enabling daily investor tracking.

Compliance Leadership: Completed SOC1 Type 1, SOC 2 Type 1, and ISO 27001 audits, establishing enterprise grade institutional compliance standards that enable enterprise adoption.

Nasdaq Listing: Achieved cross-listing on the Nasdaq Global Select Market under ticker "STKE" on September 9, 2025, becoming the first Solana-focused company to reach this milestone.

Strategic Partnerships

Selected by ARK Invest as exclusive Solana staking provider for their Digital Asset Revolutions Fund. Established strategic partnerships with Neptune Digital Assets (CSE: NDA) and integration with BitGo's institutional custody platform.

Secured USD $500 million convertible note facility with ATW Partners, $25 million facility from former Chairman Antanas Guoga and a $30 million financing from ParaFi Capital. Filed a preliminary shelf prospectus in Canada providing flexibility for future growth initiatives.

Strategic Acquisitions and Growth

Executed three strategic acquisitions, Cogent, Orangefin, and Laine's validator network,that helped transform the Company into the vertically integrated Solana infrastructure operation it is today. The acquisition of Laine's validator network specifically doubled the Company's staked SOL assets, while the collective integration of all three businesses established the scalable platform that now serves prominent ecosystem participants including Neptune Digital Assets, Pudgy Penguins, and Solana Mobile.

"This transformation demonstrates the viability of the DAT++ model in public markets," added Wald. "We've proven that combining treasury holdings with infrastructure revenue creates sustainable competitive advantages. We continue to be excited as the Solana ecosystem experiences unprecedented adoption."

About SOL Strategies

SOL Strategies Inc. (CSE: HODL) (Nasdaq: STKE) is a Canadian investment company that operates at the forefront of blockchain innovation. Specializing in the Solana ecosystem, the company provides strategic investments and infrastructure solutions to enable the next generation of decentralized applications.

To learn more about SOL Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's profiles on SEDAR+ profile at www.sedarplus.ca and EDGAR at www.sec.gov.

Investor Contact:

John Ragozzino, CFA

solstrategies@icrinc.com

203.682.8284

Company Contact:

Doug Harris

Chief Financial Officer

doug@solstrategies.io

Tel: 416-480-2488

Media Contact: solstrategies@scrib3.co

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward‐looking statements and information. More particularly and without limitation, this news release contains forward‐looking statements and information relating to the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include but are not limited to, how institutions will engage with the Solana ecosystem in the future; the rate of the Company's growth in the future; statements about future growth initiatives; and the viability of the DAT++ model in public markets. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

SOL Strategies is an independent organization in the Solana ecosystem. SOL Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with SOL Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by SOL Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.